                                   EXHIBIT (b)

                           BANK LOAN COMMITMENT LETTER

                                                                  April 27, 2001



STV Group, Incorporated
205 West Welsh Drive
Douglassville, PA 19518
Attention: Peter W. Knipe, CFO

Dear Mr. Knipe:

         We are pleased to advise you that, based upon the information submitted to us, Fleet National Bank (the "Lender") hereby commits, upon the terms set forth in this letter and the attached Memorandum of Terms, to provide to STV Group, Incorporated (the "Borrower") the following credit facilities: (a) a revolving credit facility in a maximum principal amount of up to Seven Million Dollars ($7,000,000.00) outstanding at any time (the "Revolving Credit Facility"), and (b) a term loan in an aggregate amount not to exceed Twenty-Seven Million Dollars ($27,000,000.00) (the "Term Loan"). The Revolving Credit Facility and the Term Loan may be referred to collectively as the "Credit Facilities".

         This letter and the Memorandum of Terms set forth certain significant terms and conditions of the Credit Facilities. However, neither this letter nor the Memorandum of Terms is intended to encompass all of the terms and conditions which will be contained in the loan documents. The finalization and closing of the Credit Facilities is subject to the execution by the Lender and the Borrower of final documentation implementing the terms outlined herein and in the Memorandum of Terms and containing such further terms, representations, opinions, covenants, closing conditions, definitions and provisions as the Lender may require. All documentation must be satisfactory to the Lender and its counsel. All due diligence items provided to the Lender must be satisfactory in form and content to the Lender and its counsel.

         Borrower shall pay to Lender certain fees as compensation for Lender's time, effort and investigation devoted to this transaction pursuant to the terms of that certain fee letter between Borrower and Lender dated of even date herewith (the "Fee Letter").

         This commitment has been delivered to the Borrower on the condition that, prior to acceptance, neither its existence nor any of its contents will be disclosed by the Borrower or any person under the control of Borrower, without the prior written approval of the Lender, except (a) if Borrower is compelled to disclose this commitment in connection with a judicial or administrative proceeding or as otherwise required to disclose by law, (b) disclosure on a confidential basis to the accountants, attorneys and other business advisors of Borrower, and (c) disclosure on a confidential basis to the Administrator of the Employee Stock Ownership Plan of Borrower and the attorneys and other business advisors of such plan.

         This commitment is intended only for Borrower, is not assignable and shall not benefit or be relied upon by any third party without the prior written consent of the Lender. No modification hereof shall be binding unless approved by the Lender in writing. Whether or not the transactions contemplated hereunder shall be consummated, Borrower agrees to reimburse the Lender for all reasonable out-of-pocket costs, including, without limitation, all field examination costs, legal fees and disbursements, incurred by the Lender relating to the review, preparation, negotiation and completion of the Credit Facilities and the documentation contemplated hereunder and all due diligence in connection therewith.

         Borrower shall pay to White and Williams LLP a $50,000 deposit (the "Legal Deposit") to be applied towards the reasonable costs and expenses incurred by Lender in retaining counsel to review, prepare, negotiate and complete the documentation of the Credit Facilities. Notwithstanding the foregoing, Borrower shall reimburse Lender for all reasonable costs and expenses incurred by Lender in retaining legal counsel to review, prepare, negotiate and complete the documentation of the Credit Facilities not covered by the Legal Deposit whether or not the transactions contemplated hereunder are consummated. The Legal Deposit is payable to Lender for the benefit of White and Williams LLP upon the delivery of this commitment to the Borrower.

         If you agree to the terms and conditions of this commitment, please acknowledge your acceptance by executing the enclosed copy of this letter and the Memorandum of Terms and returning the same to the Lender, together with an executed original of the Fee Letter and a check for payment of the Legal Deposit and any other fees payable under the Memorandum of Terms or the Fee Letter. Such acceptance must be received by the Lender no later than 4:00 p.m. (Eastern time), on May 1, 2001 at which time this commitment, if not previously accepted, shall automatically be void. In addition, if final documentation is not executed and closing of the Credit Facilities is not completed on or before August 31, 2001, this entire commitment, unless extended by the Lender in writing, shall be terminated and be of no further force and effect.

                                            Very truly yours,

                                            FLEET NATIONAL BANK

                                            By: /s/ Robert J. Mindick
                                               ---------------------------------
                                               Robert J. Mindick, Vice President

APPROVED AND ACCEPTED, INTENDING TO BE
LEGALLY BOUND HEREBY

STV GROUP, INCORPORATED


By: /s/ Peter W. Knipe

Name/Title: Peter W. Knipe, Chief Financial Officer

Dated: May 2, 2001

                            STV GROUP, INCORPORATED
                              MEMORANDUM OF TERMS
                              DATED APRIL 27, 2001
--------------------------------------------------------------------------------

BORROWER: STV Group, Incorporated

GUARANTORS: The Credit Facilities will be fully and unconditionally guaranteed by each of the existing and future direct and indirect subsidiaries of the Borrower, except for (i) STV/Michael Lynn Associates, Incorporated, and (ii) such parties that have or will enter into joint venture arrangements with Borrower and previously disclosed to Agent in writing.

AGENT: Fleet National Bank ("Fleet") will act as sole and exclusive administrative and collateral agent (in such capacity, the "Agent").

LENDERS: Fleet and other banks, financial institutions and institutional lenders acceptable to the Agent.

CREDIT FACILITIES: An aggregate principal amount of up to $34,000,000 will be available through the following facilities:

Term Loan: a five (5) year term loan in an amount not to exceed $27,000,000, with principal repayments based upon a seven-year amortization schedule.

Revolving Credit Facility: a $7,000,000 revolving credit facility, available from time to time until the second anniversary of the Closing Date, to include a $3,000,000 sublimit for the issuance of standby and commercial letters of credit (each a "Letter of Credit"). Letters of Credit will be issued by Fleet (in such capacity, the "Issuing Bank"), and each of the Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional risk participation in each Letter of Credit.

PURPOSE: The proceeds of the Revolving Credit Facility may be used solely to provide for future working capital requirements and for other general corporate purposes of Borrower and its subsidiaries. The proceeds of the Term Loan may be used solely to (i) partially fund the repurchase of outstanding publicly traded stock of Borrower, (ii) fund the cash-out of all outstanding options issued by Borrower, and (iii) fund the existing senior executive retirement plan obligations of Borrower.

CLOSING DATE: On or before August 31, 2001 or such other date as Fleet and the Borrower shall agree.

INTEREST RATES: The Borrower may elect that all or certain portions of the Credit Facilities accrue interest at a per annum rate equal to the following options:

1. At the Agent's Base Rate, plus the appropriate Applicable Margin (the "Base Rate Loans"). Interest will be charged monthly in arrears and calculated on the basis of a 360 day year; or

2. At the LIBOR Rate plus the appropriate Applicable Margin (the "LIBOR Rate Loans"); provided however, Borrower may not elect that any portion of the Credit Facilities accrue interest at the LIBOR Rate after the occurrence and during the continuance of a default or event of default under the loan documents. Interest will be charged monthly in arrears and calculated on the basis of a 360 day year.

The Applicable Margin is equal to the percent per annum in excess of the Base Rate or LIBOR Rate as set forth in the following pricing matrix:

            Total Funded Debt
Level          to EBITDA            Base Rate +          Libor Rate +
-----       -----------------       -----------          ------------
Level I      < 2.00 to 1.00            .00%                  2.25%
Level II     < 2.25 to 1.00            .25%                  2.50%
Level III    < 2.50 to 1.00            .50%                  2.75%
Level IV     < 2.75 to 1.00            .75%                  3.00%

Determination of the applicable level under the pricing matrix will be based upon the ratio of Total Funded Debt (as defined in the loan documentation) to EBITDA on a quarterly basis as reflected on Borrower's quarterly financial statements and absent an event of default under the loan documents. For purposes of calculating the Applicable Margin, such calculation will be based upon the cumulative EBITDA for the first twelve (12) months from the Closing Date and the trailing twelve. (12) months EBITDA, thereafter. Initial pricing of the Credit Facilities will be at Level IV from the Closing Date through December 31, 2001 at which time the pricing of the Credit Facilities will be adjusted based on Borrower's audited financial statements for its fiscal year ending September 30, 2001.

For purposes hereof, the "Base Rate" will be Agent's prime rate in effect from time to time. The LIBOR Rate is the average London Interbank
Offered Rate of 1, 2 or 3 month Eurodollar deposits as quoted from time to time by the Agent.

The Borrower may select interest periods of 1, 2 or 3 months for LIBOR Rate Loans, subject to availability and based on terms, amounts and conditions that are acceptable to the Agent. No more than four (4) portions of the Credit Facilities may accrue interest at the LIBOR Rate and each portion of the Credit Facilities accruing interest at the LIBOR Rate must be in increments of not less than $500,000.00 each. The Applicable Margin on LIBOR Rate Loans will be adjusted for any required statutory or regulatory reserves or other similar charges or requirements at Agent's discretion. In addition to any other prepayment fees described below, the Borrower will be liable for any losses sustained by Agent as a result of the prepayment of any LIBOR Rate Loans for any reason prior to the expiration of any applicable interest period.

The default rate for each of the Credit Facilities shall be 3% per annum in excess of the Base Rate, plus the highest Applicable Margin.

INTEREST PAYMENT DATES: In the case of Base Rate Loans, monthly in arrears. In the case of LIBOR Rate Loans, the Borrower may select one, two or three months and interest shall be payable at the end of the selected interest period.

FEES PAYABLE TO THE AGENT: To be separately agreed between Borrower and Agent pursuant to the Fee Letter.

COMMITMENT FEE: (a) 0.50% per annum (calculated on a 365 day basis) on the unused portion of the Revolving Credit Facility from the Closing Date until receipt of the consolidated financial statements of the Borrower and its subsidiaries (and related compliance certificate) for the fiscal quarter. ended December 31, 2001, and (b) thereafter, a percentage per annum to be determined in accordance with the following pricing grid.

                  Total Funded Debt           Commitment
                     to EBITDA                    Fee
                  -----------------           ----------
                   < 2.00 to 1.0                0.425%
                   < 2.25 to 1.0                 0.50%
                   < 2.50 to 1.0                 0.50%
                   < 2.75 to 1.0                 0.50%

Such fee to be payable to the Agent for the benefit of the Lenders quarterly in arrears and on the date of termination or expiration of the Revolving Credit Facility.

LETTER OF CREDIT FEES: Letter of Credit fees charged at a rate of 1.50% of the face amount of each Letter of Credit will be payable quarterly in arrears and shared proportionately by the Lenders under the Revolving Credit Facility. The Letter of Credit fees will be calculated on the amount available to be drawn under each outstanding Letter of Credit. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Bank for its own account.

SCHEDULED AMORTIZATION AND MATURITY: Term Loan: The Term Loan will be subject to quarterly amortization of principal (in equal installments), with annual reductions of equal principal payments based on a seven-year straight amortization schedule in each of the fiscal years of the Borrower provided, however, that all amounts owing under the Term Loan, plus accrued interest, shall be repaid on the date that is five years after the Closing Date.

Revolving Credit Facility: Loans under the Revolving Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Revolving Credit Facility. Letters of Credit issued under the Revolving Credit Facility will reduce the borrowing availability by the outstanding face amount. The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full on the second anniversary of the Closing Date. Agents and Lenders, at their sole discretion may review and renew the Revolving Credit Facility on an annual basis for an additional one-year term.

MANDATORY PREPAYMENTS: In addition to the amortization set forth above for the Term Loan:

(a) 100% of the net cash proceeds received from (i) sales of property and assets of the Borrower and its subsidiaries (excluding sales of inventory in the ordinary course of business and other exceptions to be agreed in the loan documentation), and (ii) the issuance or incurrence after the Closing Date of additional equity interests in the Borrower or any of its subsidiaries (including, without limitation, as a result of capital markets activity) otherwise permitted under the loan documentation;

(b) 100% of Extraordinary Receipts (to be defined in the loan documentation to include items such as tax refunds, with the exception of 50% of fiscal year 2001 tax refund, indemnity payments, pension reversions and certain insurance proceeds that are not covered as "asset sale" proceeds, but to exclude cash receipts in the ordinary course of business); and

(c) Commencing with the fiscal year ended September 30, 2001, annual prepayments equal to 50% of Excess Cash Flow (to be defined in the loan documentation) of the Borrower and its subsidiaries for each fiscal year, with step-down provisions based on a leverage test as determined by Agent, which payment will be applied to the principal repayment installments in the inverse order of maturity.

OPTIONAL PREPAYMENTS: Sums outstanding under the Credit Facilities may be prepaid at any time in whole or in part without premium or penalty, except that any prepayment of LIBOR Rate Loans other than at the end of the applicable interest periods therefor shall be made with reimbursement for any funding losses and redeployment costs of the Lenders resulting therefrom. Each such prepayment of the Term Loan shall be in minimum amounts of $500,000 to be applied to the principal repayment installments in the inverse order of maturity; provided however, at the written request of Borrower to Agent, such prepayment of the Term Loan will be applied to the next three succeeding principal repayment installments thereof in the direct order of maturity.

COLLATERAL: All obligations of the Borrower and each of the Guarantors in respect of the Credit Facilities shall be secured by valid and perfected first priority liens and security interests in favor of the Agent, on behalf of the Lenders, in all of the following:

All of the tangible and intangible, real and personal, assets of Borrower, and each Guarantor, now owned or hereafter acquired, including without limitation, receivables, inventory, equipment, furniture, fixtures, real property and improvements, contracts or contract proceeds, documents, instruments, accounts, chattel paper, bank accounts and general intangibles.

All proceeds and products of the property and assets described in clause above.

The Collateral shall ratably secure the relevant party's obligations in respect of the Credit Facilities and any interest rate swap or similar agreements with a Lender under the Credit Facilities.

CONDITIONS PRECEDENT TO CLOSING: The closing and the initial extension of credit under the Credit Facilities will be subject to satisfaction of the conditions precedent deemed appropriate by the Agent for financings generally and for this transaction in particular, including but not limited to the following:

(a) Accuracy in all material respects of all information disclosed to the Agent and the Lenders prior to the execution and delivery of the loan documentation; and satisfaction with any changes or developments, or any new or additional information discovered by the Agent or the Lenders after the date hereof regarding Borrower or any of its subsidiaries that either individually or in the aggregate, could reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole.

(b) Satisfactory loan documentation.

(c) Consummation of the transaction on terms consistent with those described herein and otherwise satisfactory to the Lenders and satisfactory review of all loan and due diligence documentation.

(d) Satisfactory capitalization, shareholders' arrangements and corporate structure of and documentation for Borrower and its subsidiaries.

(e) Absence of material pending or threatened litigation, investigations or proceedings, except as otherwise acceptable to Agent.

(f) Absence of any existing or potential material tax, ERISA or environmental liabilities, or other existing or potential material direct or contingent liabilities, that are not disclosed on the most recently completed audited financial statements of the Borrower and its subsidiaries.

(g) No material adverse change in the business, assets, properties, liabilities (actual and contingent), operations, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries since December 31, 2000.

(h) Receipt of (i) the audited, consolidated and consolidating, financial statements of the Borrower and its subsidiaries for the fiscal year ended September 30, 2000 (together with an unqualified opinion of the independent public accountants of the Borrower), (ii) the most recent unaudited consolidated and consolidating monthly, quarterly and consecutive 12-month financial statements of the Borrower, (iii) updated projections of the consolidated and consolidating financial statements of the Borrower and its subsidiaries on a monthly basis for the first year following the Closing Date and on an annual basis for each year thereafter during the term of the Credit Facilities.

(i) Payment of all outstanding indebtedness for borrowed money, notes payable and loans payable of the Borrower and its subsidiaries, and cancellation of all other credit facilities and lines of credit, other than surviving capitalized leases and purchase money indebtedness acceptable to Agent.

(j) Satisfactory solvency certification, field examinations, real estate, machinery and equipment appraisals and environmental impact studies and reports as may be required by Agent.

(k) Evidence of perfection of liens and security interests in collateral, together with (A) endorsements on the appropriate insurance policies of the Borrower and its subsidiaries naming the Agent as the loss payee and additional insured thereunder and (B) such title policies, surveys, intercreditor agreements and landlord waivers and access letters as Agent shall have requested.

(l) Receipt of requisite governmental and third party approvals and consents (and expiration, without the imposition of conditions, of all applicable waiting periods).

(m) Satisfactory legal opinions, corporate certificates and other customary closing documentation.

(n) Payment of all accrued fees and expenses (including fees and expenses of counsel to the Agent).

(o) Receipt and satisfactory review and approval of the Employee Stock Ownership Plan of Borrower, including any amendments thereto or other agreements executed in connection therewith including without limitation satisfactory terms and conditions concerning the repurchase liability of Borrower to repurchase certain shares under the Employee Stock Ownership Plan.

(p) Receipt and satisfactory review and approval of the corporate valuations and fairness opinions being rendered with respect to Borrower.

(q) Mutually agreeable terms and conditions between Borrower and Lenders with respect to the payments to be made by Borrower to (i) repurchase its outstanding publicly traded shares, (ii) fund the cash-out of existing options, and (iii) fund the senior executive retirement plan obligations.

CONDITIONS PRECEDENT TO EACH BORROWING: Each borrowing or issuance or renewal of a Letter of Credit under the credit facilities will be subject to satisfaction of the following conditions precedent: (a) all of the representations and warranties in the loan documentation shall be materially correct; (b) no defaults or Events of Default shall have occurred and be continuing; and (c) in the case of any borrowing under the Revolving Credit Facility or the issuance of any Letter of Credit, the aggregate principal amount of all outstanding advances under the Revolving Credit Facility and the aggregate undrawn amount of all outstanding Letters of Credit on such date, after giving effect to such borrowing or the issuance or renewal of such Letter of Credit, shall not exceed the maximum principal amount of the Revolving Credit Facility.

REPRESENTATIONS AND WARRANTIES: Usual and customary for financings generally and for this transaction in particular (and to be applicable to the Borrower and each of the Guarantors), including but not limited to the following: (a) corporate status; (b) corporate power and authority, enforceability; (c) no conflict with law, contracts or organizational documents; (d) no material litigation; (e) accuracy and completeness of specified financial statements and other information and no material adverse change; (f) no required governmental or third party approvals or consents; (g) use of proceeds/compliance with margin regulations; (h) valid title to property and assets (including, intellectual property and licenses), free and clear of liens, charges and other encumbrances;
(i) ERISA matters; (j) environmental matters; (k) perfected liens, security interests and charges; (l) solvency; and (m) tax status and payment of taxes.

AFFIRMATIVE COVENANTS: Usual and customary for financings generally and for this transaction in particular (and to be applicable to the Borrower and each of the Guarantors), including but not limited to the following: (a) compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (b) payment of taxes and other obligations; (c) maintenance of appropriate and adequate insurance; (d) preservation of corporate existence, rights, franchises, permits, licenses and approvals; (e) visitation and inspection rights; (f) keeping of proper books in accordance with generally accepted accounting principles; (g) maintenance of properties; (h) performance of leases, related documents and other material agreements; (i) further assurances as to perfection and priority of security interests; and (j) customary financial and other reporting requirements (including, without limitation, audited annual financial statements (and annual management letters) and monthly company prepared financial statements, compliance certificates, accounts receivable and accounts payable agings, backlog reports, reports of contracts in progress, notices of defaults, annual business plans and forecasts, notices of material litigation and proceedings, material environmental actions and liabilities and material ERISA and tax events and liabilities, reports to shareholders and other creditors and other business and financial information as Agent shall request).

FINANCIAL COVENANTS:

(a) Minimum Fixed Charge Coverage Ratio of not less than 1.25 to 1.0 (consolidated EBITDA less capital expenditures/total interest expense plus current portion of long term indebtedness then due and payable, plus tax expense). To be measured on a quarterly basis upon the trailing 12 months EBITDA, with step-up provisions after June 30, 2002 to be agreed based on final projections.

(b) Total Funded Debt to EBITDA of not more than 2.75 to 1.0 (total senior indebtedness/the sum of EBITDA, plus ESOP contributions). To be measured on a quarterly basis upon the trailing 12 months EBITDA, with step-down provisions after June 30, 2002 to be agreed based on final projections.

(c) Minimum Interest Expense Coverage of not less than 3.5 to 1.0 (consolidated EBITDA less capital expenditures/total interest expense). To be measured on a quarterly basis upon the trailing 12 months EBITDA, with step-up provisions after June 30, 2002 to be agreed based on final projections.

(d) Minimum Capital Funds in an amount mutually agreeable to Borrower and Agent (total net worth, plus subordinated indebtedness, minus intangible assets, minus loans to shareholders/employees). To be measured on a quarterly basis with step-up provisions after June 30, 2002 to be agreed based on a percentage of cumulative net income to be determined based on final projections.

All of the financial covenants will be calculated on a consolidated basis.

NEGATIVE COVENANTS: Usual and customary for financings generally and for this transaction in particular (and to be applicable to the Borrower and each of the Guarantors), including but not limited to the following: limitations on (a) liens and leases; (b) debt (other than permitted purchase money and capitalized lease financing), preferred stock, guarantees or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the Lenders); (c) mergers and consolidations; (d) sales, transfers and other dispositions of property and assets (other than sales of inventory in the ordinary course of business); (e) loans, advances, acquisitions, joint ventures and other investments; (f) dividends and other distributions to, and redemptions and repurchases from, equity holders, except for such contributions made and shares redeemed by Borrower in accordance with its Employee Stock Ownership Plan; (g) change of control; (h) granting negative pledges other than to the Agent and the Lenders;
(i) changes in the nature of business; (j) capital expenditures; and (k) amending organizational documents, or amending or otherwise modifying any debt, any related document or any other material agreement, with such exceptions as may be agreed upon in the loan documentation.

INTEREST RATE PROTECTION: Within ninety (90) days of the Closing Date, the Borrower shall obtain interest rate protection in form acceptable to Agent hedging a minimum of 50% of the Term Loan for a minimum of four (4) years and otherwise on terms to be agreed in the loan documentation.

EVENTS OF DEFAULT: Usual and customary for financings generally and for this transaction in particular (and to be applicable to the Borrower and each of the Guarantors), including but not limited to the following: (a) nonpayment of principal, interest, fees or other amounts; (b) any material inaccuracy of representation or warranty when made or confirmed; (c) failure to perform or observe covenants set forth in the loan documentation; (d) cross-defaults to other indebtedness; (e) bankruptcy and insolvency defaults; (f) judgment defaults; (g) actual or asserted impairment of loan documentation or security;
(h) change of control; and (i) customary ERISA defaults.

ASSIGNMENTS AND PARTICIPATIONS: Each Lender will be permitted to make assignments in minimum amounts of not less than $5,000,000 to other financial institutions approved by the Agent and Borrower (provided that Borrower shall have no right to approve such assignment after the occurrence of a default or an event of default), which approval shall not be unreasonably withheld. Assignments will be subject to the payment by the assigning institution of a $3,500 service fee to Agent for Agent's own account. Lenders will be permitted to sell participations with certain restrictions to other financial institutions without voting rights.

WAIVERS AND AMENDMENTS: Amendments and waivers of the provisions of the loan documentation will require the approval of Lenders holding loans and commitments representing more than 51% of the aggregate loans and commitments under the Credit Facilities, except that the consent of all Lenders shall be required with respect to (a) increases in commitment amounts, (b) reductions of principal, rates of interest or fees, (c) extensions of scheduled maturities or times for payment of principal, interest or fees, (d) releases of all or substantially all of the collateral and (e) modifications to any of the requisite voting percentages.

INDEMNIFICATION AND EXPENSES: The Borrower will indemnify and hold harmless the Agent and each Lender and each of their affiliates and their officers, directors, employees, agents and advisors from and against all losses, liabilities, claims, damages or reasonable expenses arising out of or relating to the transaction, the Credit Facilities or the Borrower's use of loan proceeds or the commitments (whether or not the Agent or any Lender or any other indemnified party is a party to any such claim or any applicable litigation, investigation or proceeding), including, but not limited to, reasonable attorneys' fees and settlement costs; provided however, Borrower will not be liable to indemnify and hold harmless the Agent or any Lender or any of their affiliates or their officers, directors, employees, agents and advisors from and against any losses, liabilities, claims, damages or expenses arising out of or relating to the transaction resulting from the gross negligence or wilful misconduct of such parties. This indemnification shall survive and continue for the benefit of all such persons or entities, notwithstanding any failure of the Credit Facilities to close.

The Borrower will pay (a) all reasonable costs and expenses of the Agent associated with the syndication of the Credit Facilities and the due diligence (including, without limitation, appraisals), preparation, execution, delivery and administration of the loan documentation and any amendment or waiver with respect thereto (including the reasonable fees and disbursements and other charges of counsel to the Agent), regardless of whether or not the Credit Facilities are closed, and (b) all out-of-pocket expenses of the Agent and the Lenders in connection with the enforcement of the loan documentation (including the fees and disbursements and other charges of counsel).

MARKET CONDITIONS: Based on current market conditions, Agent may amend the pricing, terms and structure (but not the principal amounts) of the Credit Facilities in a manner usual and customary for facilities of this type or nature in order to entice participation by the Lenders in the Credit Facilities and insure a successful syndication. Notwithstanding the foregoing, Agent agrees that (i) in no event will the pricing of each the Credit Facilities be increased by an amount greater than 50 basis points with respect to any of the Credit Facilities, and (ii) any amendments to the terms and structure of the Credit Facilities will not have a material adverse impact on Borrower, its business or operations or Borrower's ability to perform or comply with the terms and conditions of the final loan documentation

GOVERNING LAW: Commonwealth of Pennsylvania.

COUNSEL TO THE AGENT: White and Williams LLP.

MISCELLANEOUS: This term sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in loan documentation. Borrower and each Guarantor shall (a) waive its right to a trial by jury, (b) agree to judgment by confession, and (c) submit to Pennsylvania jurisdiction. The loan documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection provisions.

ACKNOWLEDGED AND AGREED TO:

FLEET NATIONAL BANK

By: _________________________________
    Robert J. Mindick, Vice President

Dated: April ___, 2001

STV GROUP, INCORPORATED

By: _______________________________
Name/Title: _______________________

Dated: ________________, 2001